OMB APPROVAL

                                                           OMB NUMBER: 3235-0145
                                                        ESTIMATED AVERAGE BURDEN
                                                            HOUR PER FORM  14.90



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                           MASON HILL HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  57520U 10 4
                                 (CUSIP Number)

   Richard A. Friedman, 135 West 50th Street, 20th Floor, New York, NY 10020
                                 (212-664-1200)
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 OCTOBER 1, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 57520U 10 4                                         Page 2 of 5 Pages


   1     NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Christopher J. Kinsley   SS# ###-##-####

     Walter Durchhalter  SS# ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)| |
                                                                          (b)|X|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not Applicable.

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                             |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                       Mr. Kinsley     3,540,405
   BENEFICIALLY                    Mr. Durchhalter 3,540,404
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH

                      8         SHARED VOTING POWER

                      9         SOLE DISPOSITIVE POWER

                  Mr. Kinsley     3,540,405
                  Mr. Durchhalter 3,540,404

                     10         SHARED DISPOSITIVE POWER

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  Mr. Kinsley     3,540,405
                  Mr. Durchhalter 3,540,404

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             | |

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Mr. Kinsley     48.1%
                  Mr. Durchhalter 48.1%


     14   TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 57520U 10 4                                          Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Mason Hill Holdings, Inc., a Delaware Corporation (the "Issuer"). The Issuer's principal executive offices are located at 110 Wall Street, New York, New York 10005.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Christopher J. Kinsley ("Mr. Kinsley") and Walter W. Durchhalter ("Mr. Durchhalter"). Mr. Kinsley's principal occupation is as President, Treasurer and Director of Mason Hill Holdings, Inc., a holding company, and Mason Hill & Co., Inc., a full service brokerage and investment banking firm. Mr. Durchhalter's principal occupation is as Secretary and Director of these same two companies. Mr. Kinsley's and Mr. Durchhalter's business address is 110 Wall Street, New York, New York 10005, where the principal executive offices of Mason Hill Holdings, Inc. and Mason Hill & Co., Inc. are located.

     During the past five years, neither Mr. Kinsley nor Mr. Durchhalter has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both Mr. Kinsley and Mr. Durchhalter are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Kinsley and Mr. Durchhalter each exchanged all of the shares of common stock which they beneficially owned in Mason Hill & Co., Inc. for an aggregate of 7,080,809 shares of Pride, Inc. Common Stock. This exchange was part of a business combination by which Mason Hill & Co., Inc. exchanged 100% of their equity shares for 88% of Pride, Inc.'s equity shares. Simultaneous with the exchange, Pride, Inc. changed its name to Mason Hill Holdings, Inc. and its common stock underwent a 1 for 2 reverse split. As a result of the foregoing, Mr. Kinsley and Mr. Durchhalter hold 3,540,405 and 3,540,404 shares of Mason Hill Holdings, Inc., respectively.

ITEM 4. PURPOSE OF TRANSACTION.

     As described above, Mr. Kinsley's and Mr. Durchhalter's acquisition of these shares was part of a business combination by which Mason Hill & Co., Inc. exchanged 100% of their equity shares for 88% of Pride, Inc.'s equity shares. As part of the completed transaction, Pride:

     (i) changed its name to Mason Hill Holdings, Inc. ("Mason Hill Holdings");

     (ii) accepted the resignations of its officers and elected the officers of Mason Hill, including Mr. Kinsley and Mr. Durchhalter, to replace them;

     (iii) reduced its authorized capital from 500,000,000 shares of common stock to 20,000,000 shares of common stock;

     (iv) agreed to spin off 743,000 shares of DME Interactive Holdings, Inc. common stock that it owns to its shareholders and delivered 350,000 shares DME Interactive Holdings, Inc. common stock to be delivered to AC Holdings, Inc. as a contribution to its capital;

     (v) reorganized its AC Investments Inc. and PMS Investments, Inc. subsidiaries as wholly-owned subsidiaries of AC Holdings, Inc., another wholly-owned subsidiary of Pride, with the intention of spinning off AC Holdings, Inc. to its shareholders; and

     (vi) effectuated a 1 for 2 reverse split of Mason Hill Holdings stock.

     Prior to this transaction, Mason Hill Holdings, Inc. (formerly, Pride, Inc.) was primarily engaged in automobile manufacture, sale and leasing through various subsidiaries. Subsequent to this combination, Mason Hill Holdings, Inc. is primarily engaged in commercial brokerage services, particularly retail and institutional securities sales of securities, trading and market making activities, and investment and merchant banking, through its new wholly-owned subsidiary, Mason Hill & Co., Inc. As officers and directors of both companies, Mr. Kinsley and Mr. Durchhalter plan to continue to engage in this business area.

     Notwithstanding the foregoing transactions, neither Mr. Kinsley nor Mr. Durchhalter have any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of November 1, 1999, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Kinsley and Mr. Durchhalter are 3,540,405 and 3,540,404 shares, respectively, or 48.1%. Mr. Kinsley and Mr. Durchhalter have the sole power to vote or dispose of all of their respective shares. Neither Mr. Kinsley nor Mr. Durchhalter have effectuated any transactions involving the securities in the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Kinsley and Mr. Durchhalter or between either of Mr. Kinsley and Mr. Durchhalter and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT NO.                     DESCRIPTION OF EXHIBIT

                    Executed  Agreement  Concerning the Exchange of Common Stock
       1 Among Pride, Inc., Mason Hill & Co., Inc. and the Shareholders of Mason Hill & Co., Inc. (previously filed as an exhibit to the Company's current report on Form 8-K filed on October 15, 1999).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

NOVEMBER 10, 1999                                     /S/ CHRISTOPHER J. KINSLEY
                                                          Christopher J. Kinsley

                                                       /S/ WALTER W. DURCHHALTER
                                                           Walter W. Durchhalter